                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            _______________________

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
                 (PURSUANT TO SECTION 13(E) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)


                          Windsor Park Properties 7,
                       A California Limited Partnership
                               (Name of Issuer)

                                N'Tandem Trust

                           Chateau Communities, Inc.

                          Windsor Park Properties 7,
                       A California Limited Partnership
                     (Name of Person(s) Filing Statement)

                       Units of Limited Partner Interest
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                 303-741-3707
     (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

                                With copies to:
                            Jay L. Bernstein, Esq.
                      Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                (212) 878-8000

This Statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.   [_]  A tender offer.

     d.   [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) above are preliminary copies:


                           Calculation of Filing Fee

--------------------------------------------------------------------------------
  Transaction Valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------
 $32,265,000                                    $6,453
--------------------------------------------------------------------------------

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:   $6,453              Filing party: Windsor Park
                                                                 Properties 7, A
                                                                 California
                                                                 Limited
                                                                 Partnership

     Form or registration no.: Schedule 14A        Date Filed:  September 1, 2000

     This Transaction Statement on Schedule 13E-3 relates to the proposed sale of the assets of Windsor Park Properties 7, A California Limited Partnership (the "Partnership"), pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the Partnership (the "General Partners").

     Pursuant to the Plan of Liquidation, the Partnership will sell its five wholly-owned properties and its partial ownership interests in five other properties (together, the "Properties") to N'Tandem Trust, an unincorporated California business trust ("N'Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the Partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N'Tandem.

     In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partner interest (the "Units") in the Partnership to the sale of assets (the "Sales") and the Plan of Liquidation.

     The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Consent Solicitation Statement (the "Consent Solicitation Statement") included in the Partnership's Schedule 14A filed on September 1, 2000 by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Consent Solicitation Statement is incorporated into this Schedule 13E-3 by reference. The Consent Solicitation Statement is incorporated by reference as Exhibit (d) to this Schedule 13E-3. Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

                             CROSS REFERENCE SHEET


                                             Location in Consent Solicitation
Item in Schedule 13E-3                       Statement by Caption
----------------------                       --------------------------------

Item 1.  Summary Term Sheet.                 SUMMARY TERM SHEET

Item 2.  Subject Company Information.

         (a)                                 Cover Page. SUMMARY TERM SHEET -
                                             Sale and Plan of Liquidation.
                                             SUMMARY - Purpose of the Consent
                                             Solicitation; Proposals 1 and 2.

         (b) SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2. CONSENT PROCEDURES; TRANSACTIONS
                                             AUTHORIZED BY CONSENTS - Record
                                             Date; Required Vote.

         (c)                                 SUMMARY - No Established Trading
                                             Market For Units.

         (d)                                 SUMMARY - Historical Distributions.

         (e)                                 Not applicable.

         (f) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions.

                                             Location in Consent Solicitation
Item in Schedule 13E-3                       Statement by Caption
----------------------                       --------------------------------

Item 3.  Identity and Background.

         (a) - (c)(2)                        MATERIAL RISK FACTORS AND OTHER
                                             CONSIDERATIONS - Conflicts of
                                             Interest. DESCRIPTION OF THE
                                             PROPOSED TRANSACTIONS -Information
                                             Concerning N'Tandem and Chateau.
                                             APPENDIX B - Information Concerning
                                             Officers and Directors of the
                                             Managing General Partner, N'Tandem
                                             and Chateau.

         (c)(3)                              Not applicable.

         (c)(4)                              Not applicable.

         (c)(5)                              APPENDIX B - Information Concerning
                                             Officers and Directors of the
                                             Managing General Partner, N'Tandem
                                             and Chateau.

Item 4.  Terms of the Transaction.

         (a)                                 DESCRIPTION OF THE PROPOSED
                                             TRANSACTIONS.

         (c)                                 Not applicable.

         (d)                                 CONSENT PROCEDURES; TRANSACTIONS
                                             AUTHORIZED BY CONSENTS - No
                                             Appraisal or Dissenters' Rights.

         (e) SPECIAL FACTORS - Independent Representation of the Unaffiliated Limited Partners.

         (f)                                 Not applicable.

                                             Location in Consent Solicitation
Item in Schedule 13E-3                       Statement by Caption
----------------------                       --------------------------------

Item 5.  Past Contacts, Transactions,
         Negotiations or Agreements.

         (a)(1) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions.

            (2)                              Not applicable.

         (b)-(c) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions, and- The Purchase and Sale Agreement.

         (e)                                 Not applicable.

Item 6.  Purposes of the Transaction and
         Plans or Proposals.

         (b)                                 Not applicable.

         (c)(1) - (8)                        DESCRIPTION OF THE PROPOSED
                                             TRANSACTIONS.

Item 7.  Purposes, Alternatives, Reasons
         and Effects.

         (a) - (c)                           DESCRIPTION OF THE PROPOSED
                                             TRANSACTIONS -Purpose of the
                                             Consent Solicitation; Proposals 1
                                             and 2, and - Background of the
                                             Proposed Transactions. SPECIAL
                                             FACTORS -Fairness of the Proposed
                                             Transactions; Recommendation of the
                                             Proposed General Partners, -
                                             Alternatives Considered, and -
                                             N'Tandem and Chateau's Belief as to
                                             the Fairness of the Proposed
                                             Transactions; N'Tandem's and
                                             Chateau's Reasons for Engaging in
                                             the Proposed Transactions.

                                             Location in Consent Solicitation
Item in Schedule 13E-3                       Statement by Caption
----------------------                       --------------------------------

         (d)                                 DESCRIPTION OF THE PROPOSED
                                             TRANSACTIONS -Purpose of the
                                             Consent Solicitation; Proposals 1
                                             and 2, - The Purchase and Sale
                                             Agreement, - Estimate of
                                             Liquidating Distributions Payable
                                             to Limited Partners, and -
                                             Ownership of Properties by N'Tandem
                                             Following Sales. SPECIAL FACTORS -
                                             Fairness of the Proposed
                                             Transactions; Recommendation of the
                                             General Partners. FEDERAL INCOME
                                             TAX CONSIDERATIONS.

Item 8.  Fairness of the Transaction.

         (a) - (b)                           DESCRIPTION OF THE PROPOSED
                                             TRANSACTIONS -Background of the
                                             Proposed Transactions. SPECIAL
                                             FACTORS - Fairness of the Proposed
                                             Transactions; Recommendation of the
                                             General Partners, and - N'Tandem's
                                             and Chateau's Belief as to the
                                             Fairness of the Proposed
                                             Transactions; N'Tandem's and
                                             Chateau's Reasons for Engaging in
                                             the Proposed Transactions.

         (c) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

         (d)                                 SPECIAL FACTORS - Fairness of the
                                             Proposed Transactions;
                                             Recommendation of the General
                                             Partners, - Fairness Opinion and -
                                             Independent Representation of the
                                             Unaffiliated Limited Partners.

         (e)                                 Not applicable.

         (f)                                 SPECIAL FACTORS - Fairness of the
                                             Proposed Transactions;
                                             Recommendation of the General
                                             Partners.

                                                  Location in Consent Solicitation
Item in Schedule 13E-3                            Statement by Caption
----------------------                            --------------------------------
Item 9.   Reports, Opinions, Appraisals
          and Negotiations.

          (a)-(c)                                SPECIAL FACTORS - Fairness Opinion,-
                                                 Independent Representation of the
                                                 Unaffiliated Limited Partners, and -
                                                 Appraisals

Item 10.  Source and Amounts of Funds or Other
          Consideration.

          (a)-(b)                                DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 The Purchase and Sale Agreement.

          (c)                                    DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 The Purchase and Sale Agreement, -
                                                 Solicitation Expenses, and - Estimate of
                                                 Liquidating Distributions Payable to Limited
                                                 Partners.  CONSENT PROCEDURES; TRANSACTIONS
                                                 AUTHORIZED BY CONSENTS - Solicitation of
                                                 Consents.


          (d)                                    DESCRIPTION OF THE PROPOSED TRANSACTIONS -
                                                 The Purchase and Sale Agreement - Purchase
                                                 Prices.

Item 11.  Interest in Securities of the
          Subject Company.

          (a)                                    CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                 BY CONSENTS - Record Date; Required Vote.

          (b)                                    Not applicable.

                                                  Location in Consent Solicitation
Item in Schedule 13E-3                            Statement by Caption
----------------------                            --------------------------------
Item 12.  The Solicitation or Recommendation.

          (d)                                     CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                  BY CONSENTS - Record Date; Required Vote.

          (e)                                     SPECIAL FACTORS - Fairness of the Proposed
                                                  Transactions; Recommendation of the General
                                                  Partners.

Item 13.  Financial Statements.

          (a)                                     FINANCIAL STATEMENTS.  SUMMARY - Historical
                                                  Distributions.
                                                  SUMMARY HISTORICAL FINANCIAL DATA.
                                                  INCORPORATION OF CERTAIN DOCUMENTS BY
                                                  REFERENCE.

          (b)                                     Not applicable.

          (c)                                     SUMMARY HISTORICAL FINANCIAL DATA.

Item 14.  Persons/Assets, Retained, Employed,
          Compensated or Used.
                                                  CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
          (a)                                     BY CONSENTS - Solicitation of Consents.

          (b)                                     CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED
                                                  BY CONSENTS - Solicitation of Consents.

                                                  Location in Consent Solicitation
Item in Schedule 13E-3                            Statement by Caption
----------------------                            --------------------------------
Item 15.  Additional Information.                 SUMMARY.  SUMMARY HISTORICAL FINANCIAL DATA.
                                                  MATERIAL RISK FACTORS AND OTHER
                                                  CONSIDERATIONS.  DESCRIPTION OF THE PROPOSED
                                                  TRANSACTIONS.  SPECIAL FACTORS.  SUMMARY OF
                                                  SELECTED TERMS OF THE PARTNERSHIP AGREEMENT.
                                                  THE PARTNERSHIP'S PROPERTIES.  FEDERAL INCOME
                                                  TAX CONSIDERATIONS.  CONSENT PROCEDURES;
                                                  TRANSACTIONS AUTHORIZED BY CONSENTS.
                                                  FINANCIAL STATEMENTS.  INCORPORATION OF
                                                  CERTAIN DOCUMENTS BY REFERENCE.

  Item 1.  Summary Term Sheet.

  The summary information required by this item is set forth in the SUMMARY TERM SHEET to the Consent Solicitation Statement, which is incorporated herein by reference.

  Item 2.  Subject Company Information.

  (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 7, A California Limited Partnership. The Partnership's principal executive offices are located at 6160 South Syracuse Way, Greenwood Village, Colorado 80111 and its telephone number is (303) 741-3707.

  (b) The class of equity securities which is the subject of the Rule 13e-3 transaction is units of limited partner interest of the Partnership. The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (c) The information set forth under the caption "SUMMARY - No Established Trading Market For Units" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) The information set forth under the caption "SUMMARY - Historical Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Consent Solicitation Statement under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" is incorporated herein by reference.

  Item 3.  Identity and Background.

  This Schedule 13E-3 is being filed jointly by N'Tandem Trust, an unincorporated California business trust, which is an affiliate of the Partnership, Chateau Communities, Inc., a Maryland corporation, an entity that controls N'Tandem and the Managing General Partner of Partnership, and Windsor Park

  Properties 7, A California Limited Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Information Concerning N'Tandem and Chateau" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

  (a)-(c)(2) Information required by this item relating to directors and executive officers of N'Tandem, Chateau, and The Windsor Corporation is set forth in APPENDIX C to the Consent Solicitation Statement, which is incorporated herein by reference.

  (c)(3) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (c)(4) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

  (c)(5) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX C to the Consent Solicitation Statement, which is incorporated herein by reference.

  Item 4.  Terms of the Transaction.

  (a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

  (c) Not applicable.

  (d) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

  (e) The information set forth under the caption "SPECIAL FACTORS - Independent Representation of the Unaffiliated Limited Partners" in the Consent Solicitation Statement is incorporated herein by reference.

  (f) Not applicable.

  Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

  (a)     (1)   The information set forth under the caption "DESCRIPTION OF THE
          PROPOSED TRANSACTIONS - Background of the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

          (2)   Not applicable.

  (b) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

  (c) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

  (e) Not applicable.

  Item 6.  Purposes of the Transaction and Plans or Proposals.

  (b)        Not applicable.

  (c)(1)-(8) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership, and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 7.  Purpose(s), Alternatives, Reasons and Effects.

  (a)-(c) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transactions;" "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Alternatives Considered" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "- Purpose of the Consent Solicitation; Proposals 1 and 2," "- Estimate of Liquidating Distributions Payable to Limited Partners," "- Ownership of Properties By N'Tandem Following Sales" and "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.
  The information contained under the caption "FEDERAL INCOME TAX CONSIDERATIONS" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 8.  Fairness of the Transaction.

  (a)-(b) N'Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

  (c) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (d) The information set forth in the Consent Solicitation Statement under the captions "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Fairness Opinion" and "- Independent Representation of the Unaffiliated Limited Partners" is incorporated by reference.

  (e) The proposed transactions were approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing

  General Partner were appointed by Chateau. All of the directors of the Managing General Partner approved the proposed transactions.

  (f) Not applicable.

  Item 9.  Reports, Opinions, Appraisals and Negotiations.

  (a)-(c) The information contained under the captions "SPECIAL FACTORS - Fairness Opinion," "- Independent Representation of the Unaffiliated Limited Partners" and "- Appraisals" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 10. Source and Amounts of Funds or Other Consideration.

  (a)-(b) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement - Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

  (c) The information set forth in the Consent Solicitation Statement under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement," "- Solicitation Expenses" and "- Estimate of Liquidating Distributions Payable to Limited Partners" and "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" relating to the expenses estimated to be incurred in the transactions, is incorporated herein by reference.

  (d) The information contained in the last paragraph under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement - Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 11. Interest in Securities of the Subject Company.

  (a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) Not applicable.

  Item 12. The Solicitation or Recommendation.

  (d) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

  (e) The information set forth under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

  Item 13. Financial Statements.

  (a) The information set forth under the captions "FINANCIAL STATEMENTS," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY - Historical Distributions" and "SUMMARY HISTORICAL FINANCIAL DATA" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) Not applicable.

  (c) The information set forth under the caption "SUMMARY HISTORICAL FINANCIAL DATA" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 14. Persons/Assets Retained, Employed, Retained, Compensated or
  Utilized.

  (a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 15. Additional Information.

  The information set forth in the Consent Solicitation Statement under each of the following headings is incorporated herein by reference: "SUMMARY," "SUMMARY HISTORICAL FINANCIAL DATA," "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS," "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "SPECIAL FACTORS," "SUMMARY OF SELECTED TERMS OF THE PARTNERSHIP AGREEMENT," "THE PARTNERSHIP'S PROPERTIES," "FEDERAL INCOME TAX CONSIDERATIONS," "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS," "FINANCIAL STATEMENTS," and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

  Item 16. Materials to be Filed as Exhibits.

  (a) Preliminary Consent Solicitation Statement and related proxy materials*

  (b)(1) Revolving Line of Credit Agreement, dated November 16, 1999, among N'Tandem Trust, CP Limited Partnership and U.S. Bank N.A.**

  (b)(2)     Revolving Promissory Note, dated as of November 16, 1999**

  (b)(3)     Mortgage Note for Kings & Queens**

  (b)(4)     Mortgage Note for Lucerne Lakeside**

  (b)(5)     Mortgage Note for North Glen**

  (b)(6)     Mortgage Note for The Hills**

  (b)(7)     Mortgage Note for Village Glen**

  (b)(8)     Mortgage Note for Garden Walk**

  (b)(9)     Mortgage Note for Long Lake**

  (b)(10)    Mortgage Note for Carefree Village**

  (b)(11)    Mortgage Note for Apache East**

  (b)(12)    Mortgage Note for Denali Park Estates**

  (c)(1)     Appraisals of Whitcomb Real Estate
             (A) Kings & Queens
             (B) Lucerne Lakeside
             (C) North Glen
             (D) The Hills

             (E) Village Glen
             (F) Garden Walk
             (G) Long Lake
             (H) Carefree Village
             (I) Apache East/Denali Park Estates

  (c)(2)     Fairness Opinion of Legg Mason Wood Walker, Incorporated*

  (c)(3) Presentation materials of Legg Mason Wood Walker, Incorporated relating to their Fairness Opinion

  (c)(4)     Valuation Report of Whitcomb Real Estate

  (c)(5) Report of Wolf Haldenstein Adler Freeman & Herz LLP, independent special counsel to the Limited Partners*

  4          Agreement of Limited Partnership of the Partnership

  23.1       Consent of Whitcomb Real Estate

  23.2       Consent of Legg Mason Wood Walker, Incorporated

  23.3       Consent of Wolf Haldenstein Adler Freeman & Herz LLP

  23.4       Consent of PricewaterhouseCoopers LLP

_____________________
* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on September 1, 2000.

**  To be filed by amendment.

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             WINDSOR PARK PROPERTIES 7,
                                             A California Limited Partnership


                                             By:  The Windsor Corporation,
                                             General Partner


                                             By  /s/ Steven G. Waite
                                               ----------------------
                                               Name:  Steven G. Waite
                                               Title:  President

                                             Date:  August 31, 2000

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             N'TANDEM TRUST


                                             By:  /s/ Gary P. McDaniel
                                                --------------------------
                                                Name:  Gary P. McDaniel
                                                Title:  Trustee

                                             Date:  August 31, 2000

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        CHATEAU COMMUNITIES, INC.


                                        By:   /s/ Gary P. McDaniel
                                           ----------------------------------
                                           Name:  Gary P. McDaniel
                                           Title:  Chief Executive Officer

                                        Date:  August 31, 2000

                               INDEX TO EXHIBITS

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a) Preliminary Consent Solicitation Statement and related proxy materials*

(b)(1) Revolving Line of Credit Agreement, dated as of November 16, 1999, among N'Tandem Trust, CP Limited Partnership and U.S. Bank N.A.**

(b)(2)         Revolving Promissory Note, dated as of November 16, 1999**

(b)(3)         Mortgage Note for Kings & Queens**

(b)(4)         Mortgage Note for Lucerne Lakeside**

(b)(5)         Mortgage Note for North Glen**

(b)(6)         Mortgage Note for The Hills**

(b)(7)         Mortgage Note for Village Glen**

(b)(8)         Mortgage Note for Garden Walk**

(b)(9)         Mortgage Note for Long Lake**

(b)(10)        Mortgage for Carefree Village**

(b)(11)        Mortgage Note for Apache East**

(b)(12)        Mortgage Note for Denali Park Estates**

(c)(1)         Appraisals of Whitcomb Real Estate

               (A)  Kings & Queens
               (B)  Lucerne Lakeside
               (C)  North Glen
               (D)  The Hills
               (E)  Village Glen
               (F)  Garden Walk
               (G)  Long Lake
               (H)  Carefree Village
               (I)  Apache East/Denali Park Estates

(c)(2)         Fairness Opinion of Legg Mason Wood Walker, Incorporated*

(c)(3) Presentation materials of Legg Mason Wood Walker, Incorporated relating to their Fairness Opinion

(c)(4)         Valuation Report of Whitcomb Real Estate

(c)(5) Report of Wolf Haldenstein Adler Freeman & Herz LLP, independent special counsel to the Limited Partners*

4              Agreement of Limited Partnership of the Partnership

23.1           Consent of Whitcomb Real Estate

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

23.2           Consent of Legg Mason Wood Walker, Incorporated

23.3           Consent of Wolf Haldenstein Adler Freeman & Herz LLP

23.4           Consent of PricewaterhouseCoopers LLP

_____________________
* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on September 1, 2000.

** To be filed by amendment.